Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE APPOINTMENT OF SVEIN MOXNES HARFJELD AND
TRYGVE P. MUNTHE AS CO-CEO'S

HAMILTON, BERMUDA, June 23, 2014 – DHT Holdings, Inc. (NYSE:DHT) ("DHT") announced the appointment of Svein Moxnes Harfjeld and Trygve P. Munthe as co-CEOs of DHT. Mr. Munthe will no longer hold the position as President of DHT. Mr. Harfjeld and Mr. Munthe have been CEO and President of DHT respectively, since joining DHT in 2010.

Chairman of the Board, Mr. Erik A. Lind commented:  "Svein and Trygve have since they joined the company in 2010 for all practical purposes functioned as a management team of equals. Their formal appointment today as co-CEO's with shared responsibility to run and develop the business of the company is thus a reflection of how effective they have been in managing the company in this manner and it will not impact other areas of DHT's management structure"

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

CONTACT:
Erik A. Lind, Chairman of the Board
+44 207 518 6751